EXHIBIT 99.1

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm                        2

Consolidated Balance Sheets as of December 31, 2008 and 2007                   3

Consolidated Statements of Operations
   for the years ended December 31, 2008, 2007 and 2006                        4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2008, 2007 and 2006                      5-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2008, 2007 and 2006                      7-8

Notes to Consolidated Financial Statements                                  9-33

[DELOITTE LOGO]

                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2008 and 2007, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 31, 2009

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
                                                                                            ----------------------
                                                                                             2 0 0 8      2 0 0 7
                                                                                            ---------    ---------
                                                                                                 (IN THOUSANDS)
                                                                                            ----------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                $   5,166    $   7,291
   Short-term investments (Note 3)                                                                677       17,233
   Trade accounts receivable                                                                    2,515          677
   Other receivables (Note 12)                                                                  1,529        2,284
   Prepaid expenses                                                                               209          456
   Deferred charges (Note 8)                                                                      242            -
   Inventories (Note 4)                                                                         2,508        1,765
                                                                                            ---------    ---------
      Total current assets                                                                     12,846       29,706
                                                                                            ---------    ---------

LONG-TERM INVESTMENTS (Note 3)                                                                      -        2,200
                                                                                            ---------    ---------

SEVERANCE PAY FUND (Note 6)                                                                     1,195        2,534
                                                                                            ---------    ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                                            3,338        4,182
                                                                                            =========    =========

      Total assets                                                                          $  17,379    $  38,622
                                                                                            =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable                                                                   $     739    $   1,564
   Other payables and accrued expenses (Note 12)                                                3,257        4,979
   Short-term loan (Note 8)                                                                     2,101            -
   Warrants to issue shares (Note 8)                                                              196            -
                                                                                            ---------    ---------
      Total current liabilities                                                                 6,293        6,543
                                                                                            ---------    ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                                                  2,098        3,748
                                                                                            ---------    ---------

SHAREHOLDERS' EQUITY (Note 10)
   Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,752,232 and 24,377,232 shares as of December 31, 2008 and
      December 31, 2007, respectively)                                                            711          701
   Additional paid-in capital                                                                 156,500      154,703
   Accumulated other comprehensive income (loss)                                                 (124)          48
   Accumulated deficit                                                                       (138,214)    (117,236)
                                                                                            ---------    ---------
                                                                                               18,873       38,216
                                                                                            ---------    ---------
   Treasury stock, at cost; 898,500 shares as of
      December 31, 2008 and 2007                                                               (9,885)      (9,885)
                                                                                            ---------    ---------
   Total shareholders' equity                                                                   8,988       28,331
                                                                                            =========    =========

      Total liabilities and shareholders' equity                                            $  17,379    $  38,622
                                                                                            =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------------
                                                                                 2 0 0 8          2 0 0 7          2 0 0 6
                                                                              -------------    -------------    -------------
                                                                              (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                              -----------------------------------------------
Revenues (Note 13)                                                            $       7,162    $      10,166    $      14,476
                                                                              -------------    -------------    -------------
Cost of revenues (Note 13):
   Costs and expenses                                                                 2,964            4,736            7,071
   Royalties to the Government of Israel (Note 7)                                       218              297              436
                                                                              -------------    -------------    -------------
      Total cost of revenues                                                          3,182            5,033            7,507
                                                                              =============    =============    =============

   GROSS PROFIT                                                                       3,980            5,133            6,969

Operating expenses:
   Gross research and development                                                    22,516           25,474           20,498
   Less - Royalty bearing and other grants                                            3,068            2,598            2,882
                                                                              -------------    -------------    -------------
   Research and development, net                                                     19,448           22,876           17,616
                                                                              -------------    -------------    -------------
   Selling and marketing                                                              4,502            5,427            4,892
   General and administrative                                                         2,647            2,451            1,985
                                                                              -------------    -------------    -------------
      Total operating expenses                                                       26,597           30,754           24,493
                                                                              =============    =============    =============

   OPERATING LOSS                                                                   (22,617)         (25,621)         (17,524)

Financial income, net                                                                 1,639            1,298            1,304
                                                                              -------------    -------------    -------------

   NET LOSS                                                                    $    (20,978)   $     (24,323)   $     (16,220)
                                                                              =============    =============    =============

Loss per ordinary share:
   Basic                                                                       $      (0.89)   $       (1.14)   $       (0.83)
                                                                              =============    =============    =============
   Diluted                                                                     $      (0.89)   $       (1.14)   $       (0.83)
                                                                              =============    =============    =============

Shares used in computing loss per ordinary share:
   Basic                                                                         23,569,711       21,319,262       19,625,316
                                                                              =============    =============    =============
   Diluted                                                                       23,569,711       21,319,262       19,625,316
                                                                              =============    =============    =============

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    NUMBER OF    NUMBER OF             ADDITIONAL     DEFERRED
                                                   OUTSTANDING   TREASURY     SHARE     PAID-IN      STOCK-BASED
                                                      SHARES      SHARES     CAPITAL     CAPITAL    COMPENSATION
                                                   -----------   ---------   -------   ----------   ------------
BALANCE AT DECEMBER 31, 2005                        20,358,373     898,500   $   607   $  130,810   $         (6)

Changes during 2006:
Exercise of employee options                           295,453           -         7        1,071              -
Employee stock-based compensation                            -           -         -        1,238              -
Amortization of deferred stock-based
   Compensation                                              -           -         -            -              6
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss

                                                    20,653,826     898,500   $   614   $  133,119   $          -
                                                   ===========   =========   =======   ==========   ============

                                                                  ACCUMULATED
                                                    TREASURY         OTHER                         TOTAL
                                                      STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                    (AT COST)    INCOME (LOSS)     DEFICIT     INCOME (LOSS)     TOTAL
                                                   -----------   -------------   -----------   -------------    --------
BALANCE AT DECEMBER 31, 2005                       $    (9,885)  $        (228)  $   (76,693)                   $ 44,605

Changes during 2006:
Exercise of employee options                                 -               -             -               -       1,078
Employee stock-based compensation                            -               -             -               -       1,238
Amortization of deferred stock-based
   Compensation                                              -               -             -               -           6
Other comprehensive income:
   Unrealized gain on marketable securities                  -             176             -             176         176
Loss for the year                                            -               -       (16,220)        (16,220)    (16,220)
                                                   -----------   -------------   -----------   -------------    --------
Total comprehensive loss                                                                       $     (16,044)
                                                                                               =============

                                                   $    (9,885)  $         (52)  $   (92,913)                   $ 30,883
                                                   ===========   =============   ===========                    ========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    NUMBER OF    NUMBER OF             ADDITIONAL    DEFERRED
                                                   OUTSTANDING    TREASURY    SHARE      PAID-IN    STOCK-BASED
                                                      SHARES       SHARES    CAPITAL     CAPITAL    COMPENSATION
                                                   -----------   ---------   -------   ----------   ------------
BALANCE AT DECEMBER 31, 2006                        20,653,826     898,500   $   614   $  133,119   $          -

Changes during 2007:
Exercise of employee options                           523,406           -        13        2,156              -
Employee stock-based compensation                            -           -         -        1,494              -
Issuance of shares (Note10(A))                       3,200,000           -        74       17,934              -
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
   Change in fair market value of hedging
      derivatives                                            -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss
BALANCE AT DECEMBER 31, 2007                        24,377,232     898,500   $   701   $  154,703   $          -
                                                   ===========   =========   =======   ==========   ============

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                     275,000           -         8            2              -
Employee stock-based compensation                            -           -         -        1,781              -
Exercise of warrants (Note 8)                          100,000           -         2           16              -
Expenses related to issuance of shares                       -           -         -           (2)             -
Other comprehensive income:
   Unrealized gain on marketable securities                  -           -         -            -              -
   Reclassification of fair value of derivatives
      Used in cash flow hedge                                -           -         -            -              -
Loss for the year                                            -           -         -            -              -
                                                   -----------   ---------   -------   ----------   ------------
Total comprehensive loss

BALANCE AT DECEMBER 31, 2008                        24,752,232     898,500   $   711   $  156,500   $          -
                                                   ===========   =========   =======   ==========   ============

                                                                  ACCUMULATED
                                                    TREASURY         OTHER                         TOTAL
                                                      STOCK      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                                    (AT COST)    INCOME (LOSS)     DEFICIT     INCOME (LOSS)     TOTAL
                                                   -----------   -------------   -----------   -------------   ---------
BALANCE AT DECEMBER 31, 2006                       $    (9,885)  $         (52)  $   (92,913)                  $  30,883

Changes during 2007:
Exercise of employee options                                 -               -             -               -       2,169
Employee stock-based compensation                            -               -             -               -       1,494
Issuance of shares (Note10(A))                               -               -             -               -      18,008
Other comprehensive income:
   Unrealized gain on marketable securities                  -              57             -              57          57
   Change in fair market value of hedging
      derivatives                                            -              43             -              43          43
Loss for the year                                            -               -       (24,323)        (24,323)    (24,323)
                                                   -----------   -------------   -----------   -------------   ---------
Total comprehensive loss                                                                       $     (24,223)
                                                                                               =============
BALANCE AT DECEMBER 31, 2007                       $    (9,885)  $          48   $  (117,236)                  $  28,331
                                                   ===========   =============   ===========                   =========

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                           -               -             -               -          10
Employee stock-based compensation                            -               -             -               -       1,781
Exercise of warrants (Note 8)                                -               -             -               -          18
Expenses related to issuance of shares                       -               -             -               -          (2)
Other comprehensive income:
   Unrealized gain on marketable securities                  -            (129)            -            (129)       (129)
   Reclassification of fair value of derivatives
      Used in cash flow hedge                                -             (43)            -             (43)        (43)
Loss for the year                                            -               -       (20,978)        (20,978)    (20,978)
                                                   -----------   -------------   -----------   -------------   ---------
Total comprehensive loss                                                                       $     (21,150)
                                                                                               =============

BALANCE AT DECEMBER 31, 2008                       $    (9,885)  $        (124)  $  (138,214)                  $   8,988
                                                   ===========   =============   ===========                   =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                       2 0 0 8      2 0 0 7      2 0 0 6
                                                                      ---------    ---------    ---------
                                                                                 (IN THOUSANDS)
                                                                      -----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                              $ (20,978)   $ (24,323)   $ (16,220)
Adjustments to reconcile net loss to net cash
   used in operating activities (Appendix)                               (2,169)       4,238        7,154
                                                                      ---------    ---------    ---------
NET CASH USED IN OPERATING ACTIVITIES                                   (23,147)     (20,085)      (9,066)
                                                                      ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits           -      (44,794)     (34,492)
Proceeds from maturity and sales of marketable debt securities and
   certificates of deposits                                              18,491       49,181       41,366
Proceeds from disposal of property and equipment                            128           12            -
Purchase of property and equipment                                         (793)      (1,975)      (1,245)
                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                17,826        2,424        5,629
                                                                      ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                 8       20,177        1,078
Proceeds from issuance of warrants to issue shares                        1,838            -            -
Loan received, net of issuance costs                                      1,350            -            -
                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 3,196       20,177        1,078
                                                                      =========    =========    =========

Increase (decrease) in cash and cash equivalents                         (2,125)       2,516       (2,359)
Cash and cash equivalents at beginning of year                            7,291        4,775        7,134
                                                                      ---------    ---------    ---------
Cash and cash equivalents at end of year                              $   5,166    $   7,291    $   4,775
                                                                      =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------
                                                                       2 0 0 8      2 0 0 7      2 0 0 6
                                                                      ---------    ---------    ---------
                                                                                  (IN THOUSANDS)
                                                                      -----------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING
   ACTIVITIES:

   Depreciation and amortization                                      $   1,397    $   1,302    $   1,591
   Amortization of marketable debt securities and deposit
      premium and accretion of discount                                     (36)          57          176
   Amortization of deferred charges and loan discount                       488            -            -
   Decrease in warrants to issue shares                                  (1,622)           -            -
   Increase (decrease) in accrued severance pay, net                       (311)         104          165
   Employee stock-based compensation                                      1,781        1,494        1,244
   Capital (gain) loss                                                       96           (4)           -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
   Trade accounts receivable                                             (1,838)       1,348          855
   Other receivables and prepaid expenses                                 1,146       (1,674)       1,207
   Inventories                                                             (743)       1,406        1,079
Increase (decrease) in liabilities:
   Trade accounts payable                                                  (825)        (716)         641
   Other payables and accrued expenses                                   (1,702)         921          196
                                                                      ---------    ---------    ---------

                                                                      $  (2,169)   $   4,238    $   7,154
                                                                      =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1  - GENERAL

          Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products in Asia, Europe and North America.

          GOING CONCERN-

          The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses of $138,214 from operations since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters include continued development, marketing and of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient revenues from its products or financing on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          In the event that the Company does not generate revenues or raise sufficient additional funds by a public offering or a private placement, the Company will consider alternative financing options, if any, or be forced to scale down or perhaps even cease its operations.

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

          A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

               The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.
               Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

          C.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

          D.   CASH EQUIVALENTS

               Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

          E.   MARKETABLE DEBT SECURITIES

               The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

               Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

               As of December 31, 2008 and 2007 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income
               (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2008 and 2007 no amounts for doubtful accounts were required.

          G.   INVENTORIES

               Inventories are stated at the lower of cost or market. Cost is determined as follows:
               Raw materials, components and finished products - on the moving average basis.
               Work-in-process - on the basis of actual manufacturing costs.

          H.   PROPERTY AND EQUIPMENT

               Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

               Computers and equipment        3-7 years
               Furniture and fixtures        10-15 years

               Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

               The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

          I.   REVENUE RECOGNITION

               The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          J.   RESEARCH AND DEVELOPMENT EXPENSES

               Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

          K.   DEFERRED INCOME TAXES

               Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109").

          L.   NET LOSS PER ORDINARY SHARE

               Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 8,356,748, 204,399 and 355,708 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2008, 2007 and 2006, respectively due to the anti-dilutive effect.

          M.   STOCK-BASED COMPENSATION

               In January 2006, the Company initially adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the year ended December 31, 2008, 2007 and 2006 includes $1,781, $1,494 and $1,238 of compensation expenses related to the Company's share-based compensation awards, respectively.

               For purposes of estimating fair value in accordance with SFAS No. 123(R), the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2008, 2007 and 2006 (all in weighted averages):

                                              2 0 0 8      2 0 0 7      2 0 0 6
                                             ---------    ---------    ---------

               Risk-free interest rate         2.25%        4.26%        4.69%
               Expected life (in years)         2.51         2.43         2.95
               Expected volatility (*)          38%          32%          42%
               Expected dividend yield          none         None         none

               After the release of Staff Accounting Bulletin (SAB) 107 of the U.S. Securities and Exchange Commission (SEC) in the first quarter of 2006, the Company reevaluated the assumptions used to estimate the fair value of employee stock options granted. The Company began using the simplified calculation of expected life, described in SAB 107, due to changes in contractual life of current option grants compared to the Company's historical grants.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          M.   STOCK-BASED COMPENSATION (CONT.)

               The Company believes that this calculation provides a reasonable estimate of expected life for the Company's employee stock options. No adjustments to previous years assumptions have been made.
               (*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

               The grant date fair value of the Restricted Stock Units (RSU), was determined using the closing price of the Company's stock at NASDAQ on the day of issuance.

          N.   CONCENTRATIONS OF CREDIT RISK

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

               (i) As of December 31, 2008 and 2007, the Company had cash and cash equivalents, short-term and long-term investments totaling $5,843 and $26,724, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly rated corporate bonds. Accordingly, limited credit risk exists with respect to this item.

               (ii) Most of the Company's revenues are generated in Asia, Europe and North America from a small number of customers (see Note
                    13). The Company generally does not require security from its customers.

          O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

               Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

          Q.   RECLASSIFICATION

               Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

          R.   DERIVATIVE FINANCIAL INSTRUMENTS

               SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

               See Note 15 for disclosure of the derivative financial instruments in accordance with such pronouncements.

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In October 2008, the FASB staff issued Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." The FSP amends Statement 157 by incorporating "an example to illustrate key considerations in determining the fair value of a financial asset" in an inactive market. The FSP is effective upon issuance and should be applied to prior periods for which financial statements have not been issued.

               The FSP's illustrative example and associated guidance clarifies various application issues raised by preparers of financial statements. With regard to the measurement principles of Statement 157, the FSP emphasizes the following:

                    o Objective of Fair Value - The objective of a fair value measurement is to determine the price that would be received to sell an asset in an orderly transaction that is not a forced liquidation or distressed sale between market participants as of the measurement date. This objective does not change even when there is little, if any, market activity for an asset as of the measurement date.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

                    o Distressed Transactions - "Even in times of market dislocation, it is not appropriate to conclude that all market activity represents forced liquidations or distressed sales. However, it is also not appropriate to automatically conclude that any transaction price is determinative of fair value." The evaluation of whether individual transactions are forced (that is, whether one of the parties is forced or otherwise compelled to transact) depends on the facts and circumstances and may require the use of significant judgment.

                    o Relevance of Observable Data - Observable market data may require significant adjustment to meet the objective of fair value. "For example, in cases where the volume and level of trading activity in the asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, the observable inputs might not be relevant and could require significant adjustment." If the adjustment is significant, the measurement would be considered Level 3.

                    o The Company's Assumptions and Nonperformance and Liquidity Risks - The use of the Company's internal "assumptions about future cash flows and appropriately risk-adjusted discount rates" is acceptable when relevant observable market data does not exist. In addition, such assumptions or techniques must incorporate adjustments for nonperformance and liquidity risks that market participants would consider in valuing the asset.

                    o Third Party Pricing Quotes - Quotes and information obtained from brokers or pricing services "are not necessarily determinative if an active market does not exist for the financial asset" being measured. In addition, "an entity should place less reliance on quotes that do not reflect actual market transactions."

               The Company considered the guidance in this FSP in evaluating certain of its debt securities that are traded in inactive markets.

               In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. We do not expect that the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("APB 14-1"). APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. APB 14-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of APB 14-1 on its consolidated financial statements.

               In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The Consensus was reached on the following three issues:

                    1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

                    2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

                    3. How an issuer should account for market-based employee stock option valuation instruments.

               This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

               The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted. We do not expect that the adoption of EITF 07-5 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

          A.   SHORT-TERM INVESTMENTS

               Comprised as follows:

                                                                        DECEMBER 31,
                              ----------------------------------------------------------------------------------------------
                                                 2 0 0 8                                          2 0 0 7
                              ----------------------------------------------   ---------------------------------------------
                              AMORTIZED   UNREALIZED   UNREALIZED    MARKET    AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                 COST       LOSSES       GAINS        VALUE      COST        LOSSES        GAINS      VALUE
                              ---------   ----------   ----------   --------   ---------   ----------   ----------  --------
AVAILABLE FOR SALE:

Corporate bonds               $       -   $        -   $        -   $      -   $  16,719   $       (6)  $       11  $ 16,724
Certificates of deposit               -            -            -          -         509            -            -       509
Auction Rate Securities
   (ARS) (*)                        801         (124)           -        677           -            -            -         -
                              ---------   ----------   ----------   --------   ---------   ----------   ----------  --------

Total available for sale:
   Marketable securities      $     801   $     (124)  $        -   $    677   $  17,228   $       (6)  $       11  $ 17,233
                              =========   ==========   ==========   ========   =========   ==========   ==========  ========

(*) The contractual maturities of the ARS are in 2027. However as of the date of the issuance of the financial statements all of the ARS's have been realized .

          B.   LONG-TERM INVESTMENTS

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Auction Rate Securities (ARS)                $      -   $  2,200
                                                            --------   --------
                                                            $      -   $  2,200
                                                            ========   ========

          The Company's financial income, net for the year ended December 31, 2008 and 2007 includes $15 and $0 of realized gains, respectively.

          As of December 31, 2008 and 2007 all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4  - INVENTORIES

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Raw materials and components                 $  1,630   $    517
               Work-in-process                                    23         11
               Finished products                                 855      1,237
                                                            --------   --------
                                                            $  2,508   $  1,765
                                                            ========   ========

               The balances are net of write-downs of $1,334 and $1,240 as of December 31, 2008 and 2007, respectively.

NOTE 5  - PROPERTY AND EQUIPMENT

               Comprised as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2 0 0 8    2 0 0 7
                                                            --------   --------
                                                               (IN THOUSANDS)
                                                            -------------------
               Cost:
                  Computers and equipment                   $ 13,201   $ 13,994
                  Furniture and fixtures                         571        610
                  Leasehold improvements                       1,363      1,389
                                                            --------   --------
                                                            $ 15,135   $ 15,993
                                                            ========   ========
               Accumulated depreciation and amortization:
                  Computers and equipment                   $ 10,578   $ 10,677
                  Furniture and fixtures                         223        275
                  Leasehold improvements                         996        859
                                                            --------   --------
                                                            $ 11,797   $ 11,811
                                                            ========   ========
               Property and equipment, net                  $  3,338   $  4,182
                                                            ========   ========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6  - ACCRUED SEVERANCE PAY, NET

          The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to November 2006 the Company adopted the provisions of Section No.14 of the Severance Compensation Act, 1963 ("Section 14").
          Section 14 allows the Company to make deposits in the severance pay funds according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

          The severance pay expenses for the years ended December 31, 2008, 2007 and 2006 were $1,058, $961, and $768, respectively.

          The Company has no liability for pension expenses to its employees.

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES

          A.   ROYALTIES

               (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2008 was $27,051
                    The research and development grants are presented in the statements of operations as an offset to research and development expenses.
                    The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.
                    Royalty expenses to the Government of Israel for the years ended December 31, 2008, 2007 and 2006 were $218, $297 and
                    $436, respectively.

               (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2008, 2007 and 2006 were $113, $188 and $197, respectively.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          B.   LEASE COMMITMENTS

               (i) The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2010.

                    Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2008, are as follows:

                    YEAR                                   $
                    ----                                 -----

                    2009                                 1,216
                    2010                                   891

                    The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $250. Total rent expenses for the years ended December 31, 2008, 2007 and 2006 were $1,451, $1,126 and $905, respectively.

               (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $43 as of December 31, 2008. Lease expenses for the years ended December 31, 2008, 2007 and 2006, were $1,147, $1,224 and
                    $1,066, respectively.

          C.   LEGAL CLAIM

               In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which were held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          C.   LEGAL CLAIM (CONT.)

               In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.
               Both parties have filed their pleadings, affidavits, and expert opinions, but the dates for cross-examination have not yet been scheduled.

               The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

NOTE 8  - SHORT-TERM LOAN

               In September 2008, the Company entered into a short term secured loan agreement with an institutional investor. According to the loan agreement, the lender agreed to extend to the company a loan of $3,500 at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4.500 ("Second Loan"). The key terms of the loan agreement are as follows:

                    o The outstanding principal amount (including of the Second Loan, if any) is due and payable in one payment 12 months after the first closing;
                    o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the Company's election, on a quarterly basis;
                    o The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and
                    o The loan is secured by a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets.

               The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

               In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, if any, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN (CONT.)

               Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 ("First Loan") offset by issuance expenses in the amount of $313. The Company allocated the amount received between the loan and the warrants. In accordance with APB 14, the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2008, the Company recorded $418 of financial expenses related to the amortization of the loan discount.

               In accordance with FAS 133, the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants may be paid off in cash according to the lender's decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial income, net on the consolidated statement of operations. For the year ended December 31, 2008, the Company recorded $1,622 of financial income related to the decrease in the fair value of these warrants.

               In November 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1.

               The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 10A). According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

NOTE 9  - FAIR VALUE MEASUREMENTS

               The Company adopted the provisions of SFAS No. 157 effective January 1, 2008, concurrent with the adoption of FASB 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159).

               Fair values of the warrants were determined utilizing the income approach using the UV Bloomberg Merton formula

               For the Auction rate Securities - the market approach utilized using quoted prices from broker- dealers.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE9  -  FAIR VALUE MEASUREMENTS (CONT.)

               Recurring Fair Value Measurements Using the Indicated Inputs:

               Assets:

                                                                     SIGNIFICANT
                                                                        OTHER
                                                                      OBSERVABLE
                                                      DECEMBER 31,      INPUTS
                                                         2008         (LEVEL 2)
                                                      ------------   -----------

               Auction Rate Securities (ARS)          $        677   $       677
                                                      ------------   -----------
                                                      $        677   $       677
                                                      ============   ===========

               Liabilities:

                                                                     SIGNIFICANT
                                                                        OTHER
                                                                      OBSERVABLE
                                                      DECEMBER 31,      INPUTS
                                                          2008        (LEVEL 2)
                                                      ------------   -----------

               Warrants                               $        196   $       196
                                                      ------------   -----------
                                                      $        196   $       196
                                                      ============   ===========

NOTE 10 - SHARE CAPITAL

               In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and were listed on the NASDAQ National Market, until March 13, 2009 upon which listing of the Company's securities was transferred to the NASDAQ Capital Market.

               In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $62,702.

               Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

               In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. The Company has not purchased any of its ordinary shares following the April 2005 approval.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

               In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments). The Company evaluated each component in the Purchase agreement to determine whether it should be classified as equity or liability. In accordance with SFAS No. 133, EITF 01-6 and EITF 00-19 all components (warrants and shares) were determined to be eligible for equity classification. As such the warrants were initially recorded in equity at their fair value at the date of issuance, with no subsequent remeasurement, with the remainder of the proceeds allocated to the shares. The fair value of the warrants amounted to $1,081.

          B.   EMPLOYEE STOCK PURCHASE PLAN

               During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4% of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

               Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance. In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

          C.   STOCK OPTIONS

               (i) Under the Company's six Stock Option Plans (the "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

               (ii) Pursuant to the Plans, as of December 31, 2008, an aggregate of 4,128,878 options of the Company are still available for future grants.

               (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted subsequent to 2005 expire after 4 years.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               (iv) In October 2007, the Board of Directors of the Company
                    allowed the grant of Restricted Stock Units ("RSU") under each of the Company's Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2007 and 2008 the Company granted 10,000 RSU and 293,500 RSU respectively.

               A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2008, 2007 and 2006 and changes during the years then ended are as follows:

                                       DECEMBER 31, 2008           DECEMBER 31, 2007            DECEMBER 31, 2006
                                   -------------------------   -------------------------    ------------------------
                                                   WEIGHTED                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                   EXERCISE                    EXERCISE                    EXERCISE
                                      SHARES         PRICE        SHARES         PRICE       SHARES          PRICE
                                   -----------    ----------   -----------    ----------   -----------    ----------
Options outstanding at
   beginning of year                 4,533,398    $     6.64     3,761,629    $     4.46     4,128,676    $     5.86
Granted during year                  2,111,582          2.25     1,608,100          6.66       440,200          5.50
Forfeited during year               (3,407,452)         5.11      (317,925)         5.54      (537,244)         6.28
Exercised during year                 (264,000)         0.03      (518,406)         4.13      (270,003)         3.68
                                   -----------                 -----------                 -----------

Outstanding at end of year           2,973,528          5.50     4,533,398          6.41     3,761,629          5.91
                                   ===========                 ===========                 ===========

Options exercisable at end
   of year                           2,176,676          6.22     2,344,223          6.64     2,319,364          6.50
                                   ===========                 ===========                 ===========

Weighted average fair value of
   options & RSU granted
   during year                     $      0.65                 $      1.85                 $      1.87
                                   ===========                 ===========                 ===========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2008:

                                OPTIONS & RSU OUTSTANDING                  OPTIONS EXERCISABLE
                      ---------------------------------------------    ---------------------------
                                            WEIGHTED
                          NUMBER             AVERAGE       WEIGHTED        NUMBER         WEIGHTED
                      OUTSTANDING AT        REMAINING      AVERAGE     EXERCISABLE AT     AVERAGE
                       DECEMBER 31,        CONTRACTUAL     EXERCISE     DECEMBER 31,      EXERCISE
EXERCISE PRICE             2008          LIFE (IN YEARS)    PRICE           2008           PRICE
--------------        --------------     --------------    --------    --------------     --------
$ 0.00 - 2.66                955,342          4.74           1.70             471,898       1.51
$ 2.76 - 3.28                 30,800          2.54           3.05              30,800       3.05
$ 3.39 - 4.00                129,020          1.60           3.90              77,078       3.97
$ 4.04 - 5.00                585,640          1.73           4.66             566,340       4.67
$ 5.04 - 7.00                430,950          1.83           5.96             307,184       5.94
$ 7.01 - 8.95                488,092          1.73           7.46             369,692       7.51
$9.00 - 22.06                353,684          1.51          14.67             353,684      14.67
                      --------------                                   --------------
                           2,973,528          2.69           5.50           2,176,676       6.22
                      ==============                                   ==============

          D.   OPTIONS ISSUED TO CONSULTANTS

               In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2008, 253,000 options have been granted (1,000 in 2008, 30,000 in 2007 and 6,000 in 2006) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.83 - $
               22.13 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to five years.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME

          A.   TAXATION UNDER VARIOUS LAWS

               (i) The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

               (ii) "Approved Enterprise"

                    The production facilities of the Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2008, the period of benefits had not yet commenced. Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 27% in 2008 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (26% in 2009).

                    In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

          B.   LOSSES FROM CONTINUING OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                  2 0 0 8        2 0 0 7        2 0 0 6
                                                ----------     ----------     ----------
                                                             (IN THOUSANDS)
                                                ----------------------------------------
Israeli company                                 $  (21,072)    $  (24,512)    $  (16,310)
U.S. subsidiary                                         94            189             90
                                                ----------     ----------     ----------
                                                $  (20,978)    $  (24,323)    $  (16,220)
                                                ==========     ==========     ==========

          C.   RECONCILIATION OF INCOME TAXES

               The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                        YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                  2 0 0 8        2 0 0 7        2 0 0 6
                                                ----------     ----------     ----------
                                                             (IN THOUSANDS)
                                                ----------------------------------------
Net loss as reported in the
   consolidated statements of operations        $  (20,978)    $  (24,323)    $  (16,220)
Statutory tax rate                                      27%            29%            31%
Income Tax under statutory tax rate             $   (5,664)    $   (7,054)    $   (5,028)

Tax benefit arising from the Approved
   Enterprise                                        4,847          6,128          4,160
Increase in valuation allowance                        972            459          1,401
Permanent differences, net                            (155)           467           (533)
                                                ----------     ----------     ----------

Actual income tax                               $        -     $        -     $        -
                                                ==========     ==========     ==========

          D.   DEFERRED TAXES

               The main components of the Company's deferred tax assets are as follows:

                                                                     DECEMBER 31,
                                                               -------------------------
                                                                 2 0 0 8        2 0 0 7
                                                               ----------     ----------
                                                                    (IN THOUSANDS)
                                                               -------------------------
Net operating loss carry forwards in Israel                    $    6,698     $    5,702
Net operating loss carry forwards of non-Israeli subsidiary         1,176          1,200
Other allowances                                                      767            767
                                                               ----------     ----------
   Total gross deferred tax assets                                  8,641          7,669
Less - Valuation allowance                                          8,641          7,669
                                                               ----------     ----------
   Total deferred tax asset                                    $        -     $        -
                                                               ==========     ==========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

          D.   DEFERRED TAXES (CONT.)

               Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

               Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

               Tax loss carryforwards of the Company totaling $167,448 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

               Tax loss carryforwards of a U.S. subsidiary totaling $3,459 expire between 2017 and 2022.

          E.   TAX ASSESSMENTS

               The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

          F. FASB INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48")

               On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company adopted the provisions of FIN 48 in 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION

          A.   OTHER RECEIVABLES

               Comprised as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2 0 0 8    2 0 0 7
                                                             --------   --------
                                                               (IN THOUSANDS)
                                                             -------------------

          Research and development participation
             from the Government of Israel                   $  1,437   $  1,950
          Interest receivable on long- term investments             -          7
          Loan to former employee (*)                              45        132
          Others                                                   47        195
                                                             --------   --------
                                                             $  1,529   $  2,284
                                                             ========   ========

               (*) Interest bearing loan granted to former employee under arbitration proceedings between the Company and the former employee. For further details see Note 7C.

          B.   OTHER PAYABLES AND ACCRUED EXPENSES

               Comprised as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2 0 0 8    2 0 0 7
                                                             --------   --------
                                                               (IN THOUSANDS)
                                                             -------------------

          Payroll and related amounts                        $  1,147   $  3,055
          Accrued expenses                                      1,046      1,409
          Royalties to the Government of Israel                   115        118
          Others                                                  949        397
                                                             --------   --------
                                                             $  3,257   $  4,979
                                                             ========   ========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

          A.   GEOGRAPHIC INFORMATION

               The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                   YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                        (IN THOUSANDS)
                                             --------------------------------------
REVENUES:
Korea                                        $      542    $    1,051    $    4,070
Israel                                            1,554         2,023         2,185
United States                                        75         2,284         1,517
Other foreign countries (mainly European)         4,991         4,808         6,704
                                             ----------    ----------    ----------
                                             $    7,162    $   10,166    $   14,476
                                             ==========    ==========    ==========

                                                           DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                         (IN THOUSANDS)
                                             --------------------------------------
LONG-LIVED ASSETS:
Israel                                       $    2,895    $    3,279    $    3,203
Taiwan                                              443           583             -
United States                                         -           320           314
                                             ----------    ----------    ----------
                                             $    3,338    $    4,182    $    3,517
                                             ==========    ==========    ==========

          B.   SALES TO MAJOR CUSTOMERS

               The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                                     YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
Customer A                                       16%           (*)           (*)
Customer B                                       31%           17%           13%
Customer C                                       16%           19%           14%
Customer D                                       (*)           (*)           13%
Customer E                                       (*)           13%           12%
Customer F                                       (*)           20%           (*)

               (*) Less than 10%.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONT)

          C.   COST OF REVENUES:

                                                     YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                               2 0 0 8       2 0 0 7       2 0 0 6
                                             ----------    ----------    ----------
                                                         (IN THOUSANDS)
                                             --------------------------------------
Materials and production expenses            $    1,975    $    3,004    $    6,906
Salaries, wages and employee benefits               348           440           294
Depreciation and amortization                        28            43           176
Other manufacturing costs                           243           320           448
                                             ----------    ----------    ----------
                                                  2,594         3,807         7,824
Decrease (increase) in finished
   products and work-in-process                     370           929          (753)
                                             ----------    ----------    ----------
                                                  2,964         4,736         7,071
Royalties to the Government of Israel               218           297           436
                                             ----------    ----------    ----------
                                             $    3,182    $    5,033    $    7,507
                                             ==========    ==========    ==========

NOTE 14 - RELATED PARTIES

          Payroll and related amounts to related parties in 2008, 2007 and 2006 were $251, $253 and $246, respectively.

NOTE 15 - DERIVATIES FINANCIAL INSTRUMENTS

          In 2007, the Company entered into currency-forward and zero cost Collar transactions (NIS/dollar) of $5,000 with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5,000. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match and as such recorded in 2007 $43 as change in fair market value of hedging activities in "Other Comprehensive Income" relating to the unsettled transactions as of December 31, 2007. In 2008 the Company settled all the hedging transactions and reclassified it from "Other Comprehensive Income" to earnings concurrent with the effect of the hedged transaction on earning.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 16 - SUBSEQUENT EVENTS

          On September 9, 2008 the Company has entered into a short term secured loan agreement with an institutional investor. For further details on the secured loan agreement see Note 8.

          In January 2, 2009 the company received half of the Second Loan (as defined in Note 8.) at the amount of $2,250. Concurrently with the draw down of the $2,250, the Company and the lender entered into an amendment to the loan agreement, whereby the company shall receive the loan of $4,500 contemplated in the original loan agreement to be provided in one tranche, in two tranches of $2,250 each - the first partial tranche which was provided immediately as set forth above, and a second tranche which shall be provided at the request of the Company, within 60 days following the completion of certain terms and conditions which must occur on or before June 30, 2009.